EXHIBIT 99.9
TOTAL
2, place Jean Miller
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
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Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to Participate in the Futurol Project to Develop
Second-Generation Biofuels
Paris, September 12, 2008 — Total will be participating in Futurol, a second-generation bioethanol research and development project.
Bringing together top-tier French research organizations, manufacturers and financial institutions involved in this sector of activity, Futurol will develop a process to produce bioethanol by fermenting non-food lignocellulosic biomass and verify its industrial viability.
The estimated budget for this project is around €74 million and should last 8 years.
In addition to providing Futurol with technical expertise and financing, Total brings to the table its industrial expertise in blending biocomponents with existing automotive fuels.
Futurol supplements Total’s effort in the field of bio-dimethyl ether (bio-DME) conducted at the European Union level with Volvo, as well as Group research and development to develop thermochemical production—involving conversion by heating and chemical reaction—of second-generation biofuels.
This array of initiatives reflects Total’s commitment to serving the development of new energy sources with its expertise, in order to expand its fuel solutions and reduce the environmental impact of their use.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com